EXHIBIT 1

CUSIP No. 75961Q 10 1

Translation from German

This

Purchase Agreement

is made by and between

Norddeutsche Landesbank Girozentrale, Friedrichswall 10, 30159 Hanover,

- hereinafter: the “Seller” -

And

Dr. Winfried Kill, Parkstrasse 32a, 51427 Bergisch-Gladbach

- hereinafter: the “Purchaser” -

Preamble

WHEREAS Seller holds 31,024,000 shares of stock, ISIN US75961Q1013, (hereinafter: the “Shares”) of Remote MDX Inc with its principal place of business in Utah, United States (hereinafter: the “Company”).

NOW, THEREFORE, the parties enter in the following purchase agreement:

§ 1 Subject Matter

Seller sells to Purchaser all Shares stated in the preamble, together with all rights and obligations attaching to the Shares. Purchaser accepts the sale.

§ 2 Purchase Price

(1)	The purchase price is EUR 0.80583 per share and thus totals

€ 25,000,069.92
(in words: Euro twenty-five million sixty-nine).

(2)	The purchase price is due on August 29, 2008.

§ 3 Transfer of the Shares

(1)	Seller and Purchaser agree that ownership to the Shares passes to Purchaser in exchange for payment of the full purchase price.

(2)

Purchaser will arrange for his depositary bank to provide Seller in good time with the data and information necessary for processing the transfer of the Shares and the settlement of the purchase price as so-called “against transaction” through the settlement system of Clearstream Banking Luxembourg.

§ 4 Liability, Warranty

(1)

Seller and Purchaser agree that the subject matter of this agreement is not the Company but the Shares and that Seller disclaims any liability for defects in quality or title in the Company including the Company’s earning capacity or the value of the Shares or individual items of the Company’s assets.

(2)	Seller warrants that on signing of this agreement and on the effective date of the transfer of the Shares:

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CUSIP No. 75961Q 10 1

	a)	the Shares will be at Purchaser’s free disposal and not encumbered with rights of others and will be free from any other’s rights to sell or buy the Shares; and

	b)	Seller has the right to freely dispose of the Shares without requiring a third party’s consent.

§ 5 Miscellaneous

(1)

Purchaser may terminate this agreement by written notice to Seller on or before August 28, 2008. Purchaser’s termination notice must be sent by registered mail or by fax to fax number 0511 361 98 6235 for the attention of Mr. Bernd Sablowsky. Whether the said deadline is met is controlled by the date Seller receives the notice. If Purchaser terminates the agreement, the sale will not be carried out and no claims will arise between the parties.

(2)	Purchaser is entitled to assign his claims under this agreement to an acquisition vehicle to be founded.

(3)	Each party bears its own costs in connection with the conclusion and performance of this agreement, including costs of external advisors.

(4)	This agreement is subject to the laws of the Federal Republic of Germany.

(5)	Place of performance and place of jurisdiction is Hanover.

(6)

The parties agree that if any provision in this agreement should be or become ineffective this shall be without prejudice to the validity of the remainder hereof. The parties undertake that if possible they will replace an ineffective provision with a provision of equal or similar financial effect. The same applies if the agreement should prove to have a gap or omission in the course of its performance.

(7)

Any amendments of or supplements to this agreement, including an amendment of or supplementation to this Clause, requires written form in order to be effective. No side agreements have been entered into.

Hanover, date: July 29, 2008		Bergisch-Gladbach, date: July 28, 2008

/s/ Dr. Gunter Dunkel	/s/ Dr. Juergen Allerkamp	/s/ Dr. Winfried Kill